Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-139870

October 2, 2007

TARGET CORPORATION

6.500% Notes due 2037

Issuer:	Target Corporation

Aggregate Principal Amount
Offered:	$1,250,000,000

Maturity Date:	October 15, 2037

Coupon (Interest Rate):	6.500% per annum

Price to Public (Issue Price):	99.722% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds to Issuer:	$1,235,587,500 (before transaction expenses)

Yield to Maturity:	6.521%

Benchmark Treasury:	UST 4.750% due February 15, 2037

Benchmark Treasury
Price and Yield:	99-21+; 4.771%

Spread to Benchmark Treasury:	1.75% (175 basis points)

Interest Payment Dates:	Semi-annually on April 15 and October 15, beginning on April 15, 2008

Optional Redemption:

The Notes will be redeemable at Issuer’s option at any time, in whole or in part, at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.30% (30 basis points), plus (B) accrued interest to the redemption date

Change of Control Offer:

If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated October 2, 2007 relating to the Notes)

Trade Date:	October 2, 2007

Settlement Date (T+3):	October 5, 2007

Joint Book-Running Managers:	Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc.

Junior Co-Managers:	BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Mizuho Securities USA Inc. and Wachovia Capital Markets, LLC

Type of Offering:	SEC registered (No. 333-139870)

Listing:	None

Long-term Debt Ratings:	Moody’s, A1; S&P, A+ (CreditWatch negative); Fitch, A+ (Rating Watch Negative)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

                                                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, J.P Morgan Securities Inc. collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith toll free at 1-866-500-5408.